SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*

  ----------------------------------------------------------------------------
                             STV GROUP, INCORPORATED
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    784847105
                             - - - - - - - - - - - -
                                 (CUSIP Number)

           E. Vaughn Gordy                        Charles R. Smith, Esq.
     LaSalle Bank N.A., Trustee                Kirkpatrick & Lockhart, LLP
        ESOP Trustee Service                     Henry W. Oliver Building
 135 South LaSalle Street, Suite 1960              535 Smithfield Street
       Chicago, Illinois 60603                Pittsburgh, Pennsylvania 15222



            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 2001
                         - - - - - - - - - - - - - - - -
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         784847105

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LaSalle Bank N.A., acting in its fiduciary capacity
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [__]
                                                                      (b)   [__]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not applicable.
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [__]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois
--------------------------------------------------------------------------------
                                                7      SOLE VOTING POWER
                                                       2,466,229 (1)
          NUMBER OF SHARES                      --------------------------------
                                                8      SHARED VOTING POWER
         BENEFICIALLY OWNED                            0
                                                --------------------------------
              BY EACH                           9      SOLE DISPOSITIVE POWER
                                                       2,466,229
       REPORTING PERSON WITH                    --------------------------------
                                                10     SHARED DISPOSITIVE POWER
                                                       0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,466,229
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [__]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       63.6% (based upon 3,880,128 shares outstanding as of April 30, 2001)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       BK, EP
--------------------------------------------------------------------------------



--------------------------
(1) Participants in the ESOP, for which LaSalle is the trustee, have "pass-through" voting rights.

Item 1.   Security and Issuer.

               The Issuer's principal executive offices are located at 205 West Welsh Drive, Douglassville, Pennsylvania 19518. This statement relates to the shares of common stock, par value $.01 per share, of the Issuer (the "Shares").


Item 2.   Identity and Background.

               (a) This statement is filed by LaSalle Bank N.A. ("LaSalle"), solely in its capacity as trustee of the STV Group, Incorporated Employee Stock Ownership Plan Trust (the "ESOP").

               (b) The business address of LaSalle is 135 South LaSalle Street, Suite 1960, Chicago, Illinois 60603.

               (c)  LaSalle's principal business is banking and trust services.

               The executive officers  and directors of LaSalle are set forth in
Schedule 1 hereto and incorporated herein by reference.

               (d)  During the last  five  years,  neither  LaSalle  nor, to the best of LaSalle's knowledge, any of the directors or executive officers of LaSalle have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, neither LaSalle nor, to the best of LaSalle's knowledge, any of the directors or executive officers of LaSalle was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The citizenship of the executive officers and the directors of LaSalle is forth in Schedule 1 hereto and incorporated herein by reference.


Item 3.   Source and Amount of Funds or Other Consideration.

               Not applicable.


Item 4.   Purpose of Transaction.

               The Issuer and the ESOP have entered into an Agreement and Plan of Merger dated April 30, 2001 (the "Merger Agreement"), pursuant to which a corporation to be formed by the ESOP ("Newco") will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger"). Upon the completion of the Merger, the ESOP would own all of the outstanding Shares in its fiduciary capacity.

               The consummation of the Merger is subject to the approval of STV's non-ESOP shareholders and ESOP participants, voting separately, and to other conditions contained in the Merger Agreement, including, without limitation, (a) the Issuer's receipt of satisfactory financing, (b) the receipt of all required consents and authorizations from the appropriate governmental entities, (c) the aggregate number of Shares held by non-ESOP shareholders who have exercised, or given notice of their intent to exercise, the rights of dissenting shareholders is less than three percent of the total number of outstanding Shares; and (d) LaSalle has not consented to permit any of the ESOP Participants to be treated as a dissenting shareholder.

               If all conditions are satisfied and the Merger is completed, the following will occur at the effective time of the Merger:

               (a) the Shares not owned by the ESOP will be exchanged for $11.25 in cash and will be canceled and retired;

               (b)  the Shares owned by the ESOP will be retained by the ESOP;

               (c) each share of the capital stock of Newco will be canceled and retired;

               (d) all notes and other debt instruments of the Issuer will continue to be outstanding;

               (e) all options and warrants to purchase Shares will be exchanged for the right to receive an amount of cash equal to the product of the number of Shares subject to such option or warrant multiplied by the difference of $11.25 minus the per share exercise price of such option or warrant;

               (f)  each Share in treasury will be canceled and retired;

               (g)  the articles of  incorporation  and the bylaws of Newco will
become  the  articles  of   incorporation   and  the  bylaws  of  the  surviving
corporation; and

               (h)  the  directors   and  officers  of  Newco  will  become  the
directors and officers of the surviving corporation.

               The Merger Agreement is subject to termination for certain reasons, including, without limitation, by either party, so long as such party has not breached its obligations under the Merger Agreement, if the Merger is not consummated on or before April 30, 2002; provided, that the right to terminate the Merger Agreement in this manner is not available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of or resulted in the failure of the Merger to occur on or before such date.


Item 5.   Interest in Securities of the Issuer.

               (a) As of April 30, 2001, LaSalle was the beneficial owner of 2,466,229 Shares constituting approximately 63.6% of the outstanding Shares (based upon 3,880,128 Shares outstanding as of April 30, 2001). To the best knowledge of LaSalle, no director or executive officer of LaSalle owns or has any right to acquire, directly or indirectly, any Shares.

               (b) Participants in the ESOP, for which LaSalle is the trustee, have "pass-through" voting rights. Consequently, a participant is entitled to vote all Shares allocated to such participant as of a particular record date. LaSalle, which is subject to the fiduciary and other requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), will pass-through the votes in respect of the Merger in a confidential manner so that a participant's vote is not disclosed to any person, including, without limitation, the Issuer.

               LaSalle has been appointed by the Board of Directors and has sole investment power with respect to all Shares held in the ESOP.

               (c) Except as contemplated by the Merger Agreement, neither LaSalle nor, to the best of LaSalle's knowledge, any executive officer or director of LaSalle: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

               (d)  Not applicable.

               (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

               LaSalle and the Issuer have entered into the Merger Agreement, the principal terms of which are summarized in Item 4 of this Schedule 13D.

               LaSalle is the trustee under the Issuer's ESOP, which sets forth that participants have "pass-through" voting rights. Consequently, a participant is entitled to vote all shares allocated to such participant as of a particular record date. LaSalle, which is subject to the fiduciary and other requirements of ERISA, will pass-through the votes in respect of the Merger in a confidential manner so that a participant's vote is not disclosed to any person, including, without limitation, the Issuer.

               LaSalle has been appointed by the Board of Directors and has sole investment power with respect to all Shares held in the ESOP.


Item 7.   Material to be Filed as Exhibits.

          1. Agreement and Plan of Merger dated as of April 30, 2001 by and between the Issuer and the ESOP.

                                   Schedule 1

                   Directors and Executive Officers of LaSalle


                                                                                            Present Principal
                                            Name and                                    Occupation or Employment,
                                        Business Address                                    Including the Name
                               Except as otherwise indicated, the                        (principal business) and
                               Business Address of each person is                       Address (if different than
                               c/o 135 South LaSalle Street, Suite                         Business Address) of
   Position with LaSalle          1960, Chicago, Illinois 60603       Citizenship                Employer
---------------------------- ---------------------------------------- -------------- ---------------------------------

I.   Directors
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Norman R. Bobins                         United States  Chairman of the Board,
                             LaSalle Bank N.A.                                       President and CEO
                             135 S. LaSalle Street                                   LaSalle Bank N.A.
                             Suite 340
                             Chicago, IL   60603
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             John A. Canning, Jr.                     United States  President
                             Madison Dearborn Partners                               Madison Dearborn Partners
                             Three First National Plaza
                             Suite 3800
                             Chicago, IL  60602
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Eugene B. Connolly, Jr.                  United States  Chairman Emeritus
                             USG Corporation                                         USG Corporation
                             125 S. Franklin Street
                             Chicago, IL  60606
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Nancy C. DeSombre                        United States  President
                             Harold Washington College                               Harold Washington College
                             Office of the President
                             30 East Lake Street
                             Room 1101
                             Chicago, IL 60601
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Craig J. Duchossois                      United States  Chief Executive Officer
                             Duchossois Industries, Inc.                             Duchossois Industries, Inc.
                             845 Larch Avenue
                             Elmhurst, IL 60126
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Betty F. Elliott                         United States  Vice President
                             Franklin Enterprises                                    Franklin Enterprises
                             520 Lake Cook Road
                             Suite 380
                             Deerfield, IL 60015
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Donald H. Haider                         United States  Professor
                             Northwestern University                                 J.L. Kellog Graduate School of
                             Leverone Hall                                           Management
                             2001 Sheridan Road                                      Northwestern University
                             Evanston, IL 60208-2001
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Thomas C. Heagy                          United States  Chief Financial Officer
                             LaSalle Bank N.A.                                       ABN AMRO North America, Inc.
                             135 S. LaSalle Street                                   Vice Chairman
                             Chicago, IL 60603                                       LaSalle Bank N.A.
---------------------------- ---------------------------------------- -------------- ---------------------------------

                                                                                            Present Principal
                                            Name and                                    Occupation or Employment,
                                        Business Address                                    Including the Name
                               Except as otherwise indicated, the                        (principal business) and
                               Business Address of each person is                       Address (if different than
                               c/o 135 South LaSalle Street, Suite                         Business Address) of
   Position with LaSalle          1960, Chicago, Illinois 60603       Citizenship                Employer
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Scott K. Heitmann                        United States  Vice Chairman
                             LaSalle Bank N.A.                                       LaSalle Bank N.A.
                             135 S. LaSalle Street
                             Suite 260
                             Chicago, IL 60603
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Harvey N. Medvin                         United States  Executive V.P. and CFO
                             Aon Corporation                                         Aon Corporation
                             123 N. Wacker Drive
                             30th Floor
                             Chicago, IL 60606
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             John Rau                                 United States  Chairman
                             Chicago Title & Trust Company                           Chicago Title & Trust Company
                             Foundation                                              Foundation
                             180 E. Pearson Street
                             Suite 4303
                             Chicago, IL 60611
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Cordell Reed                             United States  Retired Senior Vice President
                             Commonwealth Edison Company                             Commonwealth Edison Company
                             1334 S. Plymouth Court
                             Chicago, IL 60605
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Jerry M. Reinsdorf                       United States  Chairman
                             333 W. 35th Street                                      Chicago White Sox
                             Chicago, IL 60616-2410                                  Chairman
                                                                                     Chicago Bulls

---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Herman Siegelaar                         United States  Executive Vice President
                             ABN AMRO North America, Inc.                            ABN AMRO North America, Inc.
                             135 S. LaSalle Street
                             Suite 340
                             Chicago, IL 60603
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Richard A. Stein                         United States  Senior Managing Director
                             Mesirow Stein Real Estate, Inc.                         Mesirow Stein Real Estate, Inc.
                             350 North Clark Street
                             Chicago, IL 60610
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Joseph E. Valenti, Jr.                   United States  President and CEO
                             Valenti Builders, Inc.                                  Valenti Builders, Inc.
                             225 Northfield Road
                             Northfield, IL 60093-3311
---------------------------- ---------------------------------------- -------------- ---------------------------------
                             Arthur R. Velasquez                      United States  Chairman, President and CEO
                             Azteca Foods, Inc.                                      Azteca Foods, Inc.
                             5005 South Nagle
                             Chicago, IL 60638
---------------------------- ---------------------------------------- -------------- ---------------------------------

                                                                                            Present Principal
                                            Name and                                    Occupation or Employment,
                                        Business Address                                    Including the Name
                               Except as otherwise indicated, the                        (principal business) and
                               Business Address of each person is                       Address (if different than
                               c/o 135 South LaSalle Street, Suite                         Business Address) of
   Position with LaSalle          1960, Chicago, Illinois 60603       Citizenship                Employer
---------------------------- ---------------------------------------- -------------- ---------------------------------
II.  Executive Officers
(other than those listed
as Directors)
---------------------------- ---------------------------------------- -------------- ---------------------------------
Chief Operating Officer      M. Hill Hammock                          United States
and Chief Credit Officer
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     Bruce Callow                             United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     Randall Hampton                          United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     Breck F. Hanson                          United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     Albert P. Harker, Jr.                    United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     Mark A. Hoppe                            United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     Susan S. Steves Keiser                   United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     John J. Lynch, Jr.                       United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     John R. Newman                           United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     Marty Penstein                           United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     Erick J. Peterson                        United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     Larry D. Richman                         United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     David J. Rudis                           United States
---------------------------- ---------------------------------------- -------------- ---------------------------------
Executive Vice President     Michail D. Sharkey                       United States
---------------------------- ---------------------------------------- -------------- ---------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2001                              LASALLE BANK N.A.


                                          /s/ E. Vaughn Gordy
                                          ------------------------------
                                          E. Vaughn Gordy
                                          Senior Vice President

                                                                  EXECUTION COPY







                          AGREEMENT AND PLAN OF MERGER


                                 BY AND BETWEEN


                       THE ESOP OF STV GROUP, INCORPORATED

                                       AND

                             STV GROUP, INCORPORATED



                           DATED AS OF APRIL 30, 2001

                                TABLE OF CONTENTS


1.   THE MERGER................................................................1

   1.2    The Closing..........................................................2

   1.3    Effective Time.......................................................2

   1.4    Company Actions......................................................2

2.   ARTICLES OF INCORPORATION, BYLAWS, DIRECTORS AND  OFFICERS OF THE SURVIVING
     CORPORATION...............................................................3

   2.1    Articles of Incorporation and Bylaws of Surviving Corporation........3

   2.2    Directors and Officers of Surviving Corporation......................3

3.   CONVERSION OF SECURITIES..................................................3

   3.1    Conversion of Securities.............................................3

   3.2    Dissenting Shareholders..............................................4

   3.3    Payment for and Surrender of Company Common Shares...................5

   3.4    No Further Ownership Rights in Company Common Stock..................7

   3.5    Taking of Necessary Action; Further Action...........................7

4.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................7

   4.1    Organization and Qualification.......................................7

   4.2    Authorization, Validity and Effect of Agreement......................8

   4.3    Capitalization.......................................................8

   4.4    Subsidiaries.........................................................9

   4.5    No Conflict; Required Filings and Consents...........................9

   4.6    Litigation..........................................................10

   4.7    Restrictions on Business Activities.................................10

   4.8    Governmental Authorization..........................................10

   4.9    Title to Property...................................................10

   4.10   Intellectual Property...............................................11

   4.11   Taxes...............................................................12

   4.12   Employee Benefit Plans..............................................13

   4.13   Employee Matters....................................................14

   4.14   Compliance With Laws................................................15

   4.15   Accounts Receivable.................................................16

   4.16   No Brokers..........................................................16

   4.17   Opinion of Financial Advisor........................................16

   4.18   Delivery of Documentation...........................................16

   4.19   SEC Filings; Financial Statements; Undisclosed Liabilities..........16

   4.20   Absence of Certain Changes or Events................................17

   4.21   Certain Business Practices..........................................17

   4.22   Environmental.......................................................17

   4.23   Insurance Coverage..................................................18

   4.24   Contracts...........................................................18

   4.25   Representations Complete............................................20

5.   REPRESENTATIONS AND WARRANTIES OF SGAC...................................20

   5.1    Organization........................................................20

   5.2    Authorization, Validity and Effect of Agreement.....................20

   5.3    No Conflict; Required Filings and Consents..........................21

   5.4    No Brokers..........................................................21

   5.5    WARN Act............................................................22

   5.6    Opinion of Financial Advisors.......................................22

6.   COVENANTS................................................................22

   6.1    Acquisition Proposals...............................................22

   6.2    Conduct of Business by the Company..................................23

   6.3    Meeting of Shareholders.............................................25

   6.4    Filings; Other Action...............................................25

   6.5    Access to Information; Confidentiality..............................25

   6.6    Publicity...........................................................26

   6.7    Reasonable Efforts; Additional Actions..............................26

   6.8    Expenses............................................................27

   6.9    Insurance; Indemnity................................................27

   6.10   Financing...........................................................28

   6.11   Newco...............................................................29

   6.12   Availability of Certain Agreements..................................29

7.   CONDITIONS...............................................................29

   7.1    Conditions to Each Party's Obligation to Effect the Merger..........29

   7.2    Conditions to Obligation of Company to Effect the Merger............30

   7.3    Conditions to Obligation of SGAC and Newco To Effect the Merger.....30

8.   TERMINATION..............................................................32

   8.1    Termination.........................................................32

   8.2    Effect of Termination...............................................33

   8.3    Extension; Waiver...................................................33

9.   GENERAL PROVISIONS.......................................................33

   9.1    Nonsurvival of Representations, Warranties and Agreements...........33

   9.2    Notices.............................................................33

   9.3    Assignment; Binding Effect..........................................34

   9.4    Entire Agreement....................................................34

   9.5    Amendment...........................................................35

   9.6    Governing Law.......................................................35

   9.7    Counterparts........................................................35

   9.8    Headings............................................................35

   9.9    Interpretation......................................................35

   9.10   Waivers.............................................................35

   9.11   Incorporation of Schedules..........................................35

   9.12   Severability........................................................35

   9.13   Delivery by Facsimile...............................................36

   9.14   Interpretation of Agreement.........................................36


                              DISCLOSURE SCHEDULES

Schedule 4.3               Company Stock Derivatives
Schedule 4.4               Company Subsidiaries
Schedule 4.4A              Joint Ventures
Schedule 4.5               Consents
Schedule 4.6               Litigation
Schedule 4.12(a)(v)        Retiree Welfare Benefits
Schedule 4.12(c)           Employee Benefit Plans
Schedule 4.13              Employee Matters
Schedule 4.16              Brokers
Schedule 4.19              Certain Disclosed Liabilities
Schedule 4.22              Environmental
Schedule 4.23              Insurance
Schedule 4.24              Certain Government Contracts

                          AGREEMENT AND PLAN OF MERGER


     Agreement and Plan of Merger (this "AGREEMENT"), dated as of April 30, 2001 by and between the employee stock ownership plan of STV Group, Incorporated
("ESOP")  and  STV  Group,   Incorporated,   a  Pennsylvania   corporation  (the
"COMPANY").

                                   BACKGROUND

     A. The Board of Directors of the Company (based upon the recommendation of a special committee of its independent directors (the "SPECIAL COMMITTEE")) has determined that a business combination between the Company and a corporation to be formed by the ESOP under the laws of Pennsylvania prior to the Effective Time (as defined in Section 1.3) ("NEWCO") is in the best interests of the Company and its shareholders, whereby Newco will merge with and into the Company (the "MERGER"), with the Company being the surviving corporation, all upon the terms and subject to the conditions of this Agreement.

     B. The trustee of the ESOP ("TRUSTEE") intends to follow the direction of the ESOP participants with respect to the voting of shares of common stock, $0.01 per value per share, of the Company ("COMPANY COMMON SHARES"), allocated to individual participant accounts to the extent such direction is proper and otherwise consistent with the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the terms of the ESOP.

     C. In reliance upon the opinion provided by Willamette Management Associates ("WILLAMETTE") to the Trustee, the Trustee has concluded that this Agreement, the Merger and the transactions contemplated hereby are fair to the participants of the ESOP from a financial point of view.

     D.  The  ESOP  intends  to  be  the  sole   shareholder  of  the  Surviving
Corporation.

     E. The Company has arranged for the debt financing necessary to complete the Merger to be provided to the Company simultaneous with the completion of the Merger in accordance with the terms and conditions of certain commitment letters and term sheets (the "COMMITMENT LETTERS").

     F.  Each  of   the  Company  and  the  ESOP  desires  to  provide  for  the consummation of the Merger and certain other transactions relating thereto, on the terms and subject to the conditions set forth herein.

         NOW THEREFORE, intending to be legally bound, and in consideration of the mutual agreements and covenants set forth below, the parties agree as follows:

     1.   THE MERGER.

          1.1 THE MERGER. On the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Newco will be merged with and into the Company in accordance with the applicable provisions of the Pennsylvania Business Corporation Law (the "BCL"), and the separate corporate existence of Newco will thereupon cease. The Company will be the surviving corporation in the Merger (as such, the "SURVIVING CORPORATION") under the corporate name it possesses immediately prior to the Effective Time.

          1.2   THE CLOSING.

                (a) Unless this Agreement shall have been terminated pursuant to the provisions of Article 8, the closing of the transactions contemplated by this Agreement (the "CLOSING") will take place at the offices of Blank Rome Comisky & McCauley LLP, One Logan Square, Philadelphia, Pennsylvania 19103-6998, at 10:00 a.m., local time, within two business days following the date on which the last of the conditions (excluding conditions that by their terms cannot be satisfied until the Closing Date (as defined below)) set forth in Article 7 is satisfied or waived in accordance herewith, or at such other place, time or date as the parties may agree. The date on which the Closing occurs is hereinafter referred to as the "CLOSING DATE".

                (b) Notwithstanding any approval of this Agreement by the shareholders of the Company and the participants of the ESOP, no agreement between the parties hereto to change the place, time or date of the Closing will require the approval of the shareholders of the Company or the participants of the ESOP.

          1.3 EFFECTIVE TIME. On the Closing Date, Newco and the Company will cause articles of merger with respect to the Merger (the "ARTICLES OF MERGER"), executed in accordance with the relevant provisions of the BCL, to be filed with the Secretary of State of the Commonwealth of Pennsylvania as provided in
Section 1927 of the BCL. Upon completion of such filing, the Merger will become effective in accordance with Section 1928 of the BCL. The time and date on which the Merger becomes effective is herein referred to as the "EFFECTIVE TIME."

          1.4 COMPANY ACTIONS. The Company hereby represents that: (a) its Board of Directors (at a meeting duly held on April 30, 2001), based upon the recommendation of the Special Committee, has adopted resolutions recommending that the holders of Company Common Shares (as defined in Section 3.1) approve and adopt this Agreement and the transactions contemplated hereby, including the Merger; (b) Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") has provided to the Special Committee its opinion that the Consideration (as defined in Section 3.1) to be received by the holders of the Non-ESOP Company Common Shares (as defined in Section 3.1) pursuant to the Merger is fair to such holders from a financial point of view; and (c) in reliance upon the opinion of Houlihan Lokey the Special Committee has concluded that the Consideration to be received by the holders of Non-ESOP Company Common Shares is fair to such holders from a financial point of view. The Company shall file as soon as practicable after the date hereof with the Securities and Exchange Commission (the "SEC") a preliminary and final definitive proxy statement (including certain information described in Schedule 13E-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and required to be set forth in such proxy statement (such preliminary and final definitive proxy statement, and any amendments or supplements thereto, collectively, the "PROXY STATEMENT") pursuant to Rule 13e-3(e)(1) and Rule 14a-3 under the

Exchange Act) and shall cause the Proxy Statement to be mailed to the holders of the Company Common Shares. The Company agrees to provide the Trustee and the ESOP's counsel with any written or oral comments the Company or its counsel may receive from the SEC with respect to such Proxy Statement promptly after the receipt of such comments. The Company shall also provide the ESOP and its counsel a reasonable opportunity to review each of the filings relating to the Proxy Statement prior to its filing with the SEC or dissemination to the holders of the Company Common Shares and to participate, including by way of discussions with the SEC, in the response of the Company to such comments.

     2. ARTICLES OF INCORPORATION, BYLAWS, DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.


          2.1   ARTICLES OF INCORPORATION AND BYLAWS OF SURVIVING CORPORATION.

                (a) The articles of incorporation of Newco (which shall be mutually agreed to by the Company and the ESOP), as in effect immediately prior to the Effective Time, shall become, from and after the Effective Time, the articles of incorporation of the Surviving Corporation until amended in accordance with their terms and the BCL.

                (b) The bylaws of Newco (which shall be mutually agreed to by the Company and the ESOP), as in effect immediately prior to the Effective Time, shall become, from and after the Effective Time, the bylaws of the Surviving Corporation until amended in accordance with their terms and the BCL.

           2.2 DIRECTORS AND OFFICERS OF SURVIVING CORPORATION . The directors and officers of Newco (which shall be mutually agreed to by the Company and the ESOP) immediately prior to the Effective Time shall become, from and after the Effective Time, the directors and officers of the Surviving Corporation and shall serve in accordance with the articles of incorporation and bylaws of the Surviving Corporation until his/her successor has been duly elected or appointed and qualified or until his/her earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

      3.  CONVERSION OF SECURITIES.

          3.1   CONVERSION OF SECURITIES.

                (a) At the Effective Time, each Company Common Share issued and outstanding immediately prior to the Effective Time, other than as described in Sections 3.1(c) and 3.2 hereof, by virtue of the Merger and without any action on the part of the holders thereof, will be converted solely and exclusively into the right to receive $11.25 per share in cash (the "CONSIDERATION") and any dividends payable in accordance with Section 3.3(b). Company Common Shares owned by (i) the ESOP shall be referred to as the "ESOP COMPANY COMMON SHARES" and
(ii) holders other than the ESOP shall be referred to as the "NON-ESOP COMPANY COMMON SHARES".

                (b) At the Effective Time, all Non-ESOP Company Common Shares to be converted into the right to receive the Consideration pursuant to this
Section 3.1, by virtue of the Merger and without any action on the part of the holders thereof, will cease to be outstanding, be canceled and retired and cease to exist, and each holder of Non-ESOP Company Common Shares will thereafter cease to have any rights with respect to such Non-ESOP Company Common Shares (other than the right to receive any dividends payable in accordance with Section 3.3(b)), except the right to receive the Consideration for each of the Non-ESOP Company Common Shares, upon the surrender of the Certificate(s) (as defined in Section 3.3) in accordance with Section 3.3, without any interest thereon, as provided in this Agreement or the rights under Section 1930 of the BCL.

                (c) At the Effective Time, all ESOP Company Common Shares issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, will continue to be outstanding as fully paid and nonassessable shares of common stock, $0.01 par value per share, of the Surviving Corporation.

                (d) At the Effective Time, each share of the capital stock of Newco issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Newco or the holder thereof, will cease to be outstanding, be canceled and retired and cease to exist without payment of any Consideration therefor.

                (e) All notes and other debt instruments of the Company which are outstanding immediately prior to the Effective Time shall continue to be outstanding subsequent to the Effective Time as debt instruments of the Surviving Corporation, subject to their respective terms and provisions.

                (f) All options and warrants to purchase Company Common Shares which are outstanding immediately prior to the Effective Time (each, a "COMPANY STOCK DERIVATIVE") by virtue of the Merger and without any action on the part of the holder hereof shall be canceled immediately prior to the Effective Time in exchange for the right to receive an amount of cash equal to the product of (i) the number of Company Common Shares subject to such Company Stock Derivative immediately prior to the Effective Time and (ii) the excess, if any, of (A) the Consideration over (B) the per share exercise price of such Company Stock Derivative, to be delivered by the Surviving Corporation immediately following the Effective Time.

                (g) At the Effective Time, each share of capital stock of Company held in the treasury of Company shall, by virtue of the Merger and without any action on the part of the Company, cease to be issued, be canceled and retired and cease to exist without payment of any Consideration therefor.

          3.2 DISSENTING SHAREHOLDERS. Notwithstanding anything in this Agreement to the contrary, holders of Company Common Shares that have, as of the Effective Time, complied with all procedures necessary to assert dissenters rights in accordance with the BCL, if applicable, (collectively, the "DISSENTING SHAREHOLDERS") shall have such rights, if any, as they may have pursuant to
Section 1930 of the BCL and such Company Common Shares shall not be converted or be exchangeable as provided in Section 3.1, but such holders shall be entitled to receive such payment as may be determined to be due to such holders pursuant to the BCL; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn his right to appraisal and payment pursuant to Section 1576 of the BCL, such holder shall be conclusively presumed to have approved and ratified the Merger and such holder's Company Common Shares shall thereupon be deemed to have been converted and to have become exchangeable, as of the Effective Time, into the right to receive the Consideration, without interest thereon, and any dividends payable pursuant to Section 3.3, upon surrender of the Certificate or Certificates (as defined in Section 3.3) in the manner provided in Section 3.3. The Company shall give the ESOP prompt notice of any demand for dissenters rights received by the Company (and shall also give the ESOP prompt notice of any withdrawals of such demands for dissenters rights) and the ESOP shall have the opportunity and right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of the ESOP, settle or otherwise negotiate or offer to settle any such demand for dissenters rights.

          3.3   PAYMENT FOR AND SURRENDER OF COMPANY COMMON SHARES.

                (a) From time to time as needed by such bank or trust company designated by the ESOP and reasonably acceptable to the Company (the "PAYING AGENT"), the Surviving Corporation will deposit with the Paying Agent, for the benefit of the holders of Company Common Shares, cash, cash equivalents or a combination thereof in an aggregate amount equal to the product of (i) the number of Company Common Shares issued and outstanding at the Effective Time (other than the Company Common Shares referred to in Sections 3.1(c) and 3.2), multiplied by (ii) the Consideration referred to in Section 3.1 (being hereinafter referred to as the "PAYMENT FUND"). The Paying Agent will, pursuant to irrevocable instructions from the Surviving Corporation, deliver the Consideration contemplated by Section 3.1 out of the Payment Fund, and, except as provided in this Section 3.3, the Payment Fund will not be used for any other purpose. The Paying Agent shall invest any cash included in the Payment Fund, as directed by the Surviving Corporation, on a daily basis; provided such investment shall be limited to direct obligations of the United States of America, obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, commercial paper rated of the highest quality by Moody's Investor Services, Inc. or Standard & Poor's, a division of The McGraw Hill Companies, Inc. or certificates of deposit issued by a commercial bank having at least $10,000,000 in assets. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.

                (b) Promptly after the Effective Time, the Paying Agent will mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Common Shares that, upon the Effective Time, were converted to the right to receive the Consideration pursuant to Section 3.1 (the "CERTIFICATES"): (i) a form of letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent); and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificates will be entitled to receive the Consideration for each of the Company Common Shares represented by such Certificates, and the Certificates so surrendered will promptly be canceled. Until so surrendered, Certificates will represent solely the right to receive the Consideration plus any declared but unpaid dividends. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. No dividends or other distributions, if any, that are declared prior to the Effective Time and are payable after the Effective Time to holders of record of Certificates will be paid to persons entitled by reason of the Merger to receive the Consideration until such persons surrender their Certificates. Upon such surrender, there will be paid to the registered holders of surrendered Certificates such declared but unpaid dividends or other distributions, if any, on the appropriate payment date. In no event will the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any Consideration is to be paid to a person whose name is a name other than that in which the surrendered Certificate in exchange therefor is registered, it will be a condition of such exchange that the Certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Paying Agent any transfer or other taxes required by reason of the payment of such Consideration in a name other than that of the registered holder of the Certificate surrendered, or establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Consideration deliverable in respect thereof as determined in accordance with this Agreement, provided that the person to whom the Consideration is paid shall, as a condition precedent to the payment thereof if required by the Surviving Corporation, give the Surviving Corporation a bond in such sum as it may direct or otherwise indemnify the Surviving Corporation in a manner satisfactory to it against any claim that may be made against the Surviving Corporation with respect to the Certificate claimed to have been lost, stolen or destroyed.

                (c) Any portion of the Payment Fund which remains unclaimed by the former shareholders of the Company for 180 days after the Effective Time will be delivered to the Surviving Corporation and any former shareholders of the Company will thereafter look only to the Surviving Corporation as a general creditor, except as described in Section 3.3(b), for payment of their claim for the Consideration for the Company Common Shares, without any interest thereon.

                (d) None of the ESOP, Newco, the Surviving Corporation nor the Paying Agent shall be liable to any holder of Company Common Shares for such shares (or dividends or distributions with respect thereto) or cash from the Payment Fund (or from the Surviving Corporation after the Payment Fund has terminated) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Immediately prior to the time as any amounts remaining unclaimed by holders of any such shares would otherwise escheat to or become property of any Governmental Entity (as defined below), such amounts shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

                (e) The Paying Agent or the Surviving Corporation shall be entitled to withhold from the Consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares (i) such amounts as the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law, and (ii) with respect to any Company Stock Derivative, accounting for any amounts due the Company regarding the exercise price of any such Company Stock Derivative, as applicable. To the extent that amounts are so withheld by the Paying Agent or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Shares in respect of which such deduction and withholding was made by the Paying Agent or the Surviving Corporation.

          3.4 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. The Consideration delivered upon the surrender for exchange of Company Common Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Shares, and, other than with respect to Company Common Shares held by the ESOP, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 3.

          3.5 TAKING OF NECESSARY ACTION; FURTHER ACTION. Each of the Company, the ESOP and Newco will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Newco, the officers and directors of the Company , Newco and the Trustee, immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

     4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the ESOP and Newco as follows:

          4.1 ORGANIZATION AND QUALIFICATION. The Company and each of its Subsidiaries (as defined in Section 4.4) is a corporation or organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, have a Company Material Adverse Effect (as defined below). The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Company Material Adverse Effect. The term "COMPANY MATERIAL ADVERSE EFFECT" means any change, series of changes or any effect that, either individually or in the aggregate, is or is reasonably likely to be materially adverse to the business, operations, properties, prospects, financial condition, assets or liabilities of the Company and its Subsidiaries taken as a whole. The Company has previously delivered to the ESOP correct and complete copies of the articles of incorporation and bylaws (or equivalent governing instruments), as currently in effect, of the Company and each of its Subsidiaries.

          4.2 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENT. The Company has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, and, subject to receipt of necessary shareholder approval, to consummate the transactions contemplated hereby. Subject only to the approval of this Agreement, the Merger and the transactions contemplated hereby by (i) the affirmative vote of a majority of the votes cast by the Company's shareholders and (ii) the affirmative vote of a majority of the votes cast by holders of the ESOP Company Common Shares and the holders of the Non-ESOP Company Common Shares, with each group voting as a separate class, this Agreement, the Merger and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other corporate action on the part of the Company is necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes, and all agreements and documents contemplated hereby to be executed and delivered by the Company (when executed and delivered pursuant hereto) will constitute, the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally, (ii) the availability of injunctive relief and other equitable remedies, and (iii) ERISA.

          4.3 CAPITALIZATION. The authorized capital stock of the Company consists of 12,000,000 Company Common Shares. As of the close of business on the date hereof: (a) 3,880,128 Company Common Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and 248,846 shares were held in the Company's treasury,; (b) no Company Common Shares were held by Subsidiaries (as defined in Section 4.4) of the Company, (c) a total of 2,000,000 Company Common Shares were reserved for future issuance pursuant to outstanding Company Stock Derivatives whether or not granted under the Company's stock option plans (the "COMPANY STOCK OPTION PLANS"); (d) SCHEDULE 4.3 is a true and complete list, as of the date hereof, of the holders of all Company Stock Derivatives, the number of Company Common Shares subject to each such option or warrant and the exercise prices thereof. Except as set forth on
SCHEDULE 4.3, there are no options, warrants or other rights, agreements, arrangements or commitments of any character issued or authorized by the Company relating to the issued or unissued capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries. All Company Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Common Shares or any capital stock of any its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person. There are no persons with registration or other similar rights to have any securities (debt or equity) of the Company registered by the Company under the Securities Act of 1933, as amended (the "SECURITIES ACT").

          4.4 SUBSIDIARIES. SCHEDULE 4.4 sets forth a complete and accurate list of the Subsidiaries of the Company and indicates for each such Subsidiary the jurisdiction of incorporation or organization. Except as set forth on
SCHEDULE 4.4, each of the Company's Subsidiaries is wholly owned by the Company or a Subsidiary of the Company. Each outstanding share of capital stock of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, each such share owned by the Company or another of its Subsidiaries is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the
Company's or such other Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions. Except for the Subsidiaries listed on SCHEDULE 4.4 hereof and the entities listed on SCHEDULE 4.4A hereof, neither the Company nor its Subsidiaries owns any equity interest in any other joint venture, partnership, corporation, limited liability company, association, joint-stock company or any other similar entity of any kind whatsoever.

          4.5   NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

                (a) The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby will not: (i) conflict with or violate the articles of incorporation or bylaws or equivalent organizational documents of the Company or any of its Subsidiaries; (ii) subject to making the filings and obtaining the approvals identified in this Section 4.5, conflict with or violate any law, rule, regulation, order, judgment or decree (whether United States or foreign) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; or (iii) except as set forth on SCHEDULE 4.5, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a material benefit under, or give to others any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound or affected.

                (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation by the Company of the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a "GOVERNMENTAL ENTITY") by either the Company or any of its Subsidiaries, except for (A) applicable requirements, if any, of the Exchange Act, (B) the filing of the Articles of Merger and related requirements pursuant to the BCL, (C) filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval, triggered by the Merger or the other transactions contemplated by this Agreement as set forth on SCHEDULE 4.5, and (D) applicable requirements, if any, of the Internal Revenue Code of 1986, as amended (the "CODE"), and state, local and foreign tax laws.

                (c) The affirmative vote of a majority of the votes cast by the Company's shareholders and the affirmative vote of a majority of the votes cast by holders of the ESOP Company Common Shares and the holders of the Non-ESOP Company Common Shares, with each group voting as a separate class, are the only votes of the holders of any class or series of capital stock of the Company necessary to approve this Agreement, the Merger and the transactions contemplated hereby on behalf of the Company.

          4.6 LITIGATION. Except as set forth in the Company's filings with the Securities and Exchange Commission or on SCHEDULE 4.6, there is no order or private or governmental action, suit, proceeding, claim, arbitration or investigation (each an "ACTION") pending or, to the knowledge of the Company or its Subsidiaries, threatened before any agency, court or tribunal, foreign or domestic, against the Company, any of its Subsidiaries, or any of their respective properties or any of their respective officers or directors (in their capacities as such) or any Company Plan (as defined in Section 4.12) or any fiduciary thereof that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Company Material Adverse Effect.

          4.7   RESTRICTIONS  ON  BUSINESS  ACTIVITIES.  There  is no agreement, judgment, injunction, order or decree binding upon the Company or its Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of the Company or its Subsidiaries, any acquisition of property by the Company or its Subsidiaries or the conduct of business by the Company or its Subsidiaries as currently conducted or as proposed to be conducted by the Company or its Subsidiaries.

          4.8 GOVERNMENTAL AUTHORIZATION. The Company or its Subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity
(i) pursuant to which the Company or its Subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the Company's or its Subsidiaries' business or the holding of any such interest ((i) and (ii) herein collectively called "COMPANY AUTHORIZATIONS"), and all of such Company Authorizations are in full force and effect, except where the failure to obtain or have any such Company Authorizations could not reasonably be expected to have a Company Material Adverse Effect.

          4.9 TITLE TO PROPERTY. The Company and its Subsidiaries have good and marketable title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Financial Statements (as defined in Section 4.19) or acquired after the Balance Sheet Date (as defined in Section 4.19) (except properties, interests in properties and assets sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests in, free and clear of all liens, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby in the manner currently used in the conduct of the Company's or its Subsidiaries' business, or otherwise materially impair business operations involving such properties and (iii) liens securing debt which is reflected in the Financial Statements. The plants, property and equipment of the Company and its Subsidiaries that are used in the operations of its business are in good operating condition and repair, subject to normal wear and tear. All properties used in the operations of the Company and its Subsidiaries are reflected in the Financial Statements to the extent generally accepted accounting principles require them to be so reflected. Subject to
Section 4.10(a), the Company and each of its Subsidiaries own or lease all of the assets necessary for the operation of their respective businesses, as and where such businesses are presently conducted.

          4.10   INTELLECTUAL PROPERTY.

                 (a) The Company or its Subsidiaries owns, licenses or otherwise possesses legally enforceable rights to use, all intellectual property, including without limitation, patents, trademarks, trade names, service marks, domain names, trade dress, copyrights, copyrightable works, mask works, hardware, discoveries, databases, systems, networks, documentation, drawings, research and development, schematics, technology, know-how, trade secrets, inventions, ideas, algorithms, processes, computer software programs or applications (in source code and/or object code form), and proprietary information or material ("INTELLECTUAL PROPERTY") that are used in the business of the Company or its Subsidiaries as currently conducted.

                (b) To the knowledge of the Company and its Subsidiaries, there is no unauthorized use, disclosure, infringement or misappropriation (each an "INFRINGEMENT") of any Intellectual Property rights of the Company or its Subsidiaries by any third party, including any employee or former employee of the Company or its Subsidiaries. Neither the Company nor its Subsidiaries have agreed to indemnify any other person against any charge of Infringement of any Intellectual Property, other than indemnification provisions contained in end-user purchase orders or sales contracts arising in the ordinary course of business.

                (c) All material Intellectual Property owned or used by the Company or its Subsidiaries is valid and subsisting. Neither the Company nor its Subsidiaries have been sued in any Action which involves a claim of Infringement of any third party. The manufacturing, marketing, licensing or sale of the Company's products and services and the operation of its business does not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party. Neither the Company nor its Subsidiaries have brought any Action for Infringement of Intellectual Property or breach of any agreement involving Intellectual Property against any third party. There are no outstanding or imminent Actions or orders nor, to the Company's or its Subsidiaries' knowledge, threatened Actions or orders that seek to limit or challenge the use, ownership, validity, enforceability or value of any Intellectual Property of the Company or its Subsidiaries, nor, to the Company's or its Subsidiaries' knowledge, is there a valid basis for any such Action or order.

                (d) The Company and its Subsidiaries have used commercially reasonable efforts to protect and preserve the confidentiality of all Intellectual Property that is confidential in nature ("CONFIDENTIAL INFORMATION"). All use, disclosure or appropriation of material Confidential Information owned by the Company or any of its Subsidiaries by or to a third party has been pursuant to the terms of a written agreement between the Company or any of its Subsidiaries and such third party. All use, disclosure or appropriation by the Company or any of its Subsidiaries of material Confidential Information not owned by the Company or any of its Subsidiaries has been pursuant to the terms of a written agreement between the Company or one or more of its Subsidiaries and the owner of such Confidential Information, or is otherwise lawful. The Company and its Subsidiaries has used commercially reasonable efforts to protect and preserve the integrity and security of its software, systems and networks and the information thereon from any unauthorized use, access or appropriation.

                (e) There are no actions that must be taken by the Company or any of its Subsidiaries within sixty (60) days of the Closing Date that, if not taken, will result in the loss of any Intellectual Property right, including the payment of any fees or the filing of any responses or documents needed to obtain, maintain, perfect, preserve or renew any Intellectual Property.

          4.11 TAXES. The Company and any consolidated, combined, unitary or aggregate group for Tax (as defined below) purposes of which the Company is or has been a member, have properly completed and timely filed (taking into account all extensions) all Tax Returns (as defined below) required to be filed by them and have paid all Taxes shown thereon to be due, other than any Taxes for which adequate reserves in accordance with generally accepted accounting principles have been reflected in the Financial Statements. The Company's Financial Statements reflect any Taxes of the Company or any of its Subsidiaries that have not been paid, whether or not shown as being due on any Tax Returns other than Taxes arising in the ordinary course of business after the date of the Financial Statements. The Company has not, or will not have at the Effective Time, any material liability for unpaid Taxes accruing after the date of its latest Financial Statements except for Taxes incurred in the ordinary course subsequent to December 31, 2000. There is (i) no material claim for Taxes that is a lien against the property of the Company or is being asserted against the Company other than liens for Taxes not yet due and payable, (ii) to the Company's knowledge, no audit of any Tax Return of the Company being conducted by a Tax Authority (as defined below), (iii) no extension of the statute of limitations on the assessment of any Taxes granted by the Company and currently in effect, and (iv) no agreement, contract or arrangement to which the Company is a party that may result in the payment of any amount that would not be deductible by reason of Section 280G or Section 404 of the Code. The Company has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. The Company has not filed and will not file any consent to have the provisions of paragraph 341(f)(2) of the Code (or comparable provisions of any state Tax laws) apply to the Company. The Company is not a party to any Tax sharing or Tax allocation agreement nor does the Company have any liability or potential liability to another party under any such agreement. The Company has not filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. The Company has not ever been a member of a consolidated, combined or unitary group of which the Company was not the ultimate parent corporation. For purposes of this Agreement, the following terms have the following meanings: "TAX" (and, with correlative meaning, "TAXES" and "TAXABLE") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity (a "TAX AUTHORITY") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period, and
(iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to indemnify any other person. As used herein, "TAX RETURN" shall mean any return, statement, report or form (including, without limitation, estimated tax returns and reports, withholding tax returns and reports and information reports and returns) required to be filed with respect to Taxes. The Company has not ever been a "United States real property holding corporation" within the meaning of Section 897 of the Code.

          4.12  EMPLOYEE BENEFIT PLANS.

                (a) (i) Each Company Plan (as defined below) has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Company Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified, has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject the Company, either directly or by reason of its affiliation with any member of their "Controlled Group" (within the meaning of Section 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (iv) no "reportable event" (as defined in Section 4043 of ERISA) or "prohibited transaction" (as defined in Section 406 of ERISA and
Section 4975 of the Code) has occurred with respect to any Company Plan; and (v) no Company Plan provides retiree welfare benefits and neither the Company nor any member of its Controlled Group has no obligations to provide any retiree welfare benefits.

                (b) No Company Plan is subject to Title IV of ERISA or Section 412 of the Code, and the Company could not have, directly or indirectly, any current or future liability under Title IV of ERISA or Section 412 of the Code (including, without limitation, an obligation to indemnify any person or entity for liability related to a plan subject to Title IV of ERISA or Section 412 of the Code). No Company Plan is a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA), and neither the Company nor any member of its Controlled Group has any liability or contributes (or has at any time contributed or had an obligation to contribute) to any multiemployer plan.

                (c) Except as provided in SCHEDULE 4.12, no Company Plan exists that, as a result of the execution of this Agreement or the transaction contemplated by this Agreement, could result in the payment to any Company Employee of any money or other property or could result in the increase, acceleration or provision of any other rights or benefits to any Company Employee.

                (d) For purposes of this Agreement, the term "COMPANY PLANS" means each "employee benefit plan" (within the meaning of section 3(3) of ERISA, including, without limitation, multiemployer plans within the meaning of ERISA section 3(37)), and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether oral or written, under which any current or former employee or director of the Company (the "COMPANY EMPLOYEES") has any current or future right to benefits or under which the Company or any of its Subsidiaries has any current or future liability.

          4.13 EMPLOYEE MATTERS. Except as set forth on SCHEDULE 4.13, (1) the Company and its Subsidiaries are in compliance in all material respects with all applicable laws, regulations, agreements, contracts and policies relating to employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices; (2) the Company and its Subsidiaries have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees, and the Company and its Subsidiaries are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; (3) the Company and its Subsidiaries are not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to any unpaid unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice); (4) as of the date hereof, there are no pending claims against the Company or any of its Subsidiaries under any workers compensation plan or policy or for long-term disability which could be reasonably likely to have a Company Material Adverse Effect; (5) there are no controversies pending or, to the knowledge of the Company or any of its Subsidiaries, threatened, between the Company or any of its Subsidiaries and any of their respective employees, which controversies have resulted, or would reasonably be expected to result, in an action, suit, complaint, proceeding, claim, arbitration or investigation before or by any governmental agency, administrative agency, court, commission or tribunal, foreign or domestic by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company's or any of its Subsidiaries' employees which could be reasonably likely to have a Company Material Adverse Effect; (6) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract, and neither the Company nor any of its Subsidiaries knows of any activities or proceedings of any labor union in connection with an attempt to organize any such employees; (7) to the Company's and its Subsidiaries' knowledge, no employees of the Company or its Subsidiaries are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or its Subsidiaries because of the nature of the business conducted by the Company or its Subsidiaries or to the use of trade secrets or proprietary information of others; (8) neither the Company nor its Subsidiaries is a party to any employment agreement or consulting agreement with any person or entity, nor is any such contract or agreement presently being negotiated; (9) there is no unfair labor practice charge or complaint pending or, to the best knowledge of the Company and its Subsidiaries, threatened against or otherwise adversely affecting the Company or any of its Subsidiaries; (10) there is no labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy in effect, threatened against or otherwise adversely affecting the Company and its
Subsidiaries, and neither the Company nor any of its Subsidiaries has experienced any such labor controversy within the past five years; (11) no grievance is pending or, to the best knowledge of the Company and its Subsidiaries, threatened which, if adversely decided, could result in having a Company Material Adverse Effect; (12) the Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Government agency relating to employees or employment practices; (13) the Company and its Subsidiaries have paid in full to all of their respective employees all wages, salaries, commissions, bonuses, benefits and other compensation due to such employees or otherwise arising under any policy, practice, agreement, plan, program, statute or law; (14) neither the Company nor any of its Subsidiaries is liable for any severance pay or other payments to any employee or former employee arising from the termination of employment, and neither the Company nor any of its Subsidiaries will have any liability under any benefit or severance policy, practice, agreement, plan, or program which exists or arises, or may be deemed to exist or arise, under any applicable law or otherwise, as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company or its Subsidiaries of any persons employed by the Company or its Subsidiaries on or prior to the Closing Date; (15) neither the Company nor any of its Subsidiaries has closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past five years, and neither the Company nor any of its Subsidiaries has planned or announced any such action or program for the future; (16) neither the Company nor any of its Subsidiaries shall, at any time within the 90-day period prior to the Closing Date, effectuate a "plant closing" or "mass layoff", as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended (29 U.S.C. ss. 2101 et seq.) (the "WARN ACT") or any state law, affecting in whole or in part any site of employment, facility, operating unit or employee; and (17) the Company and its Subsidiaries are in compliance with its obligations pursuant to the WARN Act, and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.

          4.14 COMPLIANCE WITH LAWS. The Company and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not be reasonably expected to have a Company Material Adverse Effect.

          4.15 ACCOUNTS RECEIVABLE. Subject to any reserves set forth in the Financial Statements, the accounts receivable shown on the Financial Statements represent bona fide claims against debtors for sales and other charges, and are not subject to discount except for normal cash and immaterial trade discounts. The amount carried for doubtful accounts and allowances disclosed in the Financial Statements was calculated in accordance with generally accepted accounting principles and in a manner consistent with prior periods.

          4.16 NO BROKERS. Except as disclosed in SCHEDULE 4.16, neither the Company nor any of its officers or directors has employed any investment banker, business consultant, financial advisor, broker or finder or other professionals to act on behalf of the Company in connection with the transactions contemplated by this Agreement (the fees of which will be paid by the Company), or incurred any liability for any investment banking, business or legal consultancy, financial advisory, brokerage or finders' fees or commissions in connection with the transactions contemplated hereby, except for fees payable to persons disclosed on SCHEDULE 4.16. The Company has provided the ESOP with a true and correct copy of the engagement letter between the Company any persons on
SCHEDULE 4.16.

          4.17 OPINION OF FINANCIAL ADVISOR. Houlihan Lokey has provided its opinion to the Company to the effect that, as of the date hereof, the Consideration to be received by the holders of Non-ESOP Company Common Shares in the Merger is fair to such holders from a financial point of view, and a complete and correct signed written copy of such opinion, promptly upon receipt thereof, will be delivered to the ESOP.

          4.18 DELIVERY OF DOCUMENTATION. The Company has provided to the ESOP any documentation prepared by the Company or provided to the Company, including meeting minutes, by the Special Committee or its counsel or financial advisors.

          4.19 SEC FILINGS; FINANCIAL STATEMENTS; UNDISCLOSED LIABILITIES. The Company has made all filings required to be made under the Exchange Act and the Securities Act with the SEC since January 1, 1996 (the "SEC FILINGS"). As of their respective dates, the SEC Filings and any other filings made since January 1, 1996 by the Company with the SEC complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such filings, and the filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements (the "FINANCIAL STATEMENTS") set forth in the SEC Filings comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC promulgated under the Securities Act or the Exchange Act, as the case may be, and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the consolidated results of operations and cash flows for the respective periods then ended (subject, in the case of unaudited interim financial statements, to exceptions permitted by Form 10-Q under the Exchange Act and to normal year-end adjustments). As of December 31, 2000 (the "BALANCE SHEET DATE"), neither the Company nor any of its Subsidiaries had, and since such date neither the Company nor any of its Subsidiaries has incurred, any liabilities of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due that are required to be recorded or reflected on a consolidated balance sheet of the Company under generally accepted accounting principles, except (i) liabilities that have arisen since the Balance Sheet Date in the ordinary course of business, (ii) liabilities that are reflected or reserved against or disclosed in the financial statements of the Company included in the SEC Filings, (iii) liabilities that would not have a Company Material Adverse Effect or (iv) as otherwise disclosed on SCHEDULE 4.19.

          4.20 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the SEC Filings filed and publicly available prior to the date hereof, since the Balance Sheet Date the Company and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and as of the date hereof there has not been: (i) any condition, event or occurrence that has resulted in a Company Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock; (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iv) except as reflected in SCHEDULE 4.3 and except as set forth on SCHEDULE 4.13, (x) any granting by the Company or any of its Subsidiaries to any executive officer or other key employee of the Company or any of its Subsidiaries of any increase in compensation, except for normal increases in the ordinary course of business consistent with past practice, (y) any granting by the Company or any of its Subsidiaries to any such executive officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the Balance Sheet Date or (z) any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any such executive officer except in the ordinary course of business consistent with past practice; (v) any damage, destruction or loss, whether or not covered by insurance, that has had or will have a Company Material Adverse Effect; or (vi) except as required by a change in generally accepted accounting principles, any change in accounting methods, principles or practices.

          4.21 CERTAIN BUSINESS PRACTICES. None of the Company, any of its Subsidiaries or any directors, officers, agents or employees of the Company or any of its Subsidiaries has, within the past five years, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses, including but not limited to unlawful expenses related to political activity, or
(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

          4.22 ENVIRONMENTAL. Except as would not have a Company Material Adverse Effect (1) the operations of the Company and the Subsidiaries are in compliance in all material respects with all Environmental Laws; (2) except as set forth on SCHEDULE 4,22, neither the Company nor any of its Subsidiaries have received written notice of any violation of

Environmental Laws from a governmental agency, except for such notices of violation that have been finally resolved and as to which no further action or payments by the Company or any Subsidiary is required. Neither the Company nor any of its Subsidiaries has received any written notice since January 1, 1995 of potential liability form any person under or relating to the Comprehensive Environmental Response, Compensation and Liability Information System promulgated under CERCLA, or any comparable state or local law. "Environmental" means, soil, land, surface or subsurface strata, surface waters (including without limitation navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), ground waters, drinking water supply, stream sediments, ambient air, plant and animal life, and any other environmental medium or natural resource.

     "Environmental Law" means all applicable Laws of federal, state and local authorities, any policies having the force of law, or any common law principles, concerning pollution or protection of the Environment or natural resources, or relating to the manufacturing, distribution, use, storage, treatment, processing, transportation, disposal, emission, discharge, release or threatened release of Materials of Environmental Concern; including, without limitation: the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C.ss.9601, et seq.; the Superfund Amendments and Reauthorization Act, Public Law 99-499, 100 Stat. 1613; the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C.ss.6901, et seq.; the Safe Drinking Water Act, 42 U.S.C.ss.300f, et seq.; the Toxic Substances Control Act, 15 U.S.C.ss.2601, et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C.ss.136, et seq.; the Federal Water Pollution Control Act, 33 U.S.C.ss.1251, et seq.; the Oil Pollution Act of 1990, 33 U.S.C.ss.2701, et seq.; the Clean Air Act, 42 U.S.C.ss. 7401, et seq.; and counterpart state and local laws, and the regulations adopted thereunder.

     "Materials of Environmental Concern" means hazardous chemicals, hazardous pollutants, contaminants, hazardous wastes, toxic substances, hazardous substances, hazardous materials, petroleum and petroleum products and asbestos as such terms are defined under applicable Environmental Law.

          4.23 INSURANCE COVERAGE. The Company and its Subsidiaries have maintained in full force and effect insurance policies covering their respective businesses and assets which are adequate in amounts and types of risks for the conduct of the Company and its Subsidiaries and all premiums necessary to maintain such insurance policies have been paid or accrued in full. Except as set forth on SCHEDULE 4.23, there is no claim by the Company or any Subsidiary pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Since the respective dates of such policies, no notice of cancellation or nonrenewal with respect to any such policy has been received by the Company or any Subsidiary.

          4.24  CONTRACTS.  Subject to review of due diligence material.

                (a) MATERIAL CONTRACTS. All of the Material Contracts are valid and binding and in full force and effect and there are no defaults thereunder or events which with notice or the passage of time would constitute a default by the Company or any Subsidiary or, to the knowledge of the Company, by any other party thereto, except for such defaults and events as to which requisite waivers or consents have been obtained. There have been made available to the ESOP true and complete copies of all the Material Contracts.

                (b)  GOVERNMENT CONTRACTS.

                     (i) With respect to each Government Contract or Bid (in each case as defined below) to which the Company or any Subsidiary is a party,
(A) the Company or such Subsidiary has fully complied with all material terms and conditions and all applicable requirements of statute, rule, regulation or order; (B) no notice has been received alleging that the Company or such Subsidiary is in breach or violation of any statutory, regulatory or contractual requirement; (C) no written notice of termination for convenience, termination for default, cure notice or show-cause notice has been received by the Company or such Subsidiary; and (D) other than in the ordinary course of business, no money due to the Company or such Subsidiary has been (or has been threatened to be) withheld or set off.

                     (ii) Except as set forth on SCHEDULE 4.24, none of the Company or any Subsidiary, nor any of the Company's or any Subsidiary's directors or officers or, to the Company's knowledge, any employees, agents or consultants is (or for the last three years has been) (A) under administrative, civil or criminal investigation, indictment or information, or audit by the U.S. Government with respect to any alleged irregularity, misstatement or omission regarding a Government Contract or Bid; or (B) suspended or debarred from doing business with the U.S. Government or declared nonresponsible or ineligible for government contracting. Neither the Company nor any Subsidiary has made, within the past three years, a voluntary disclosure to the U.S. Government with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Bid relating to the Company or any Subsidiary. To the Company's knowledge, there are no circumstances that would warrant suspension or debarment proceedings or the finding of nonresponsility or ineligibility on the part of the Company or any Subsidiary.

                (c) For purposes of this Section 4.24 the following terms shall have the meanings set forth below:

                     (i) "MATERIAL CONTRACT" means any contract or agreement (including any and all amendments thereto) to which the Company or any
Subsidiary is a party and which (A) relates to indebtedness or is a letter of credit, pledge, bond or similar arrangement running to the account of or for the benefit of the Company or any Subsidiary, (B) relates to employment, compensation, severance, or consulting between the Company or any Subsidiary and any person, including, without limitation, any such agreement the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the nature contemplated by this Agreement (C) is a contract for capital expenditures, or the acquisition or construction of fixed assets for or in respect of any real property, involving payments in excess of $100,000.00, (D) is a joint venture or partnership contract or a limited liability company operating agreement, and (E) is material to the business, results of operations, financial condition or prospects of the Company and the Subsidiaries taken as a whole.

                     (ii) "BID" means any outstanding quotation bid or proposal by the Company which, if accepted or awarded, would lead to a contract with the U.S. Government or a prime contractor or a higher tier subcontractor to the U.S. Government, for the design, manufacture or sale of products or the provision of services by the Company directly or indirectly to the U.S. Government.

                     (iii) "GOVERNMENT CONTRACT" means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement or other commitment of any kind between the Company or any Subsidiary and (A) the U.S. Government, (B) any prime contractor to the U.S. Government or (C) any subcontractor with respect to any contract described in clause (A) or (B).

                     (iv) "U.S. GOVERNMENT" means the United States government including any and all agencies, commissions, branches, instrumentalities and departments thereof.

          4.25 REPRESENTATIONS COMPLETE. None of the representations or warranties made by the Company herein or in any Schedule hereto or in any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.


     5. REPRESENTATIONS AND WARRANTIES OF THE ESOP. The ESOP represents and warrants to the Company as follows:

          5.1 ORGANIZATION. Newco, when formed and at the Effective Time, will be wholly-owned by the ESOP, duly incorporated, validly existing and subsisting under the laws of the Commonwealth of Pennsylvania and formed solely for the purpose of engaging in the transactions contemplated hereby. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated hereby, Newco will not incur any obligations or liabilities or engage in any business or activities of any type or kind whatsoever or enter into any agreements or arrangements with any person or entity. Prior to the Effective Time, the ESOP will deliver to the Company correct and complete copies of the articles of incorporation and bylaws, as currently in effect, of Newco.

          5.2 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENT. The Trustee and ESOP have the requisite power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it and to consummate the transactions contemplated hereby and thereby. Newco, when formed and at the Effective Time, will have the requisite corporate power and authority to execute and deliver all agreements and documents contemplated hereby to be executed and delivered by it and to consummate the transactions contemplated hereby and thereby. This Agreement, the Merger and the consummation by the ESOP and Newco of the transactions contemplated hereby have been duly and validly authorized by the Trustee and the Board of Directors and shareholder of Newco, and no other action (corporate or otherwise) on the part of the ESOP or Newco is necessary, will be necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed by the ESOP and constitutes, and all agreements and documents contemplated hereby to be executed and delivered by the ESOP and Newco (when executed and delivered pursuant hereto) will constitute, the valid and binding obligations of the ESOP and Newco enforceable against each of them in accordance with their respective terms, subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally, (ii) the availability of injunctive relief and other equitable remedies, and (iii) ERISA.

          5.3   NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

                (a) The execution and delivery of this Agreement by the ESOP do not, and the consummation by the ESOP and Newco of the transactions contemplated hereby will not: (i) conflict with or violate the ESOP or the articles of incorporation or bylaws of Newco; (ii) except with respect to ERISA, conflict with or violate any law, rule, regulation, order, judgment or decree (whether United States or foreign) applicable to the ESOP or Newco or by which any property or asset of the ESOP or Newco is bound or affected; or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a material benefit under, or give to others any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the ESOP or Newco pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the ESOP or Newco is a party or by which the ESOP or Newco or any property or asset of the ESOP or Newco is bound or affected.

                (b) The execution and delivery of this Agreement by the ESOP do not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by the ESOP and Newco will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for (A) applicable requirements, if any, of the Exchange Act, (B) the filing of the Articles of Merger and related requirements pursuant to the BCL, (C) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement, and (D) applicable requirements, if any, of the Code and state, local and foreign tax laws.

          5.4 NO BROKERS. Neither the ESOP nor any of its directors or officers has employed, nor Newco nor any of its directors or officers will employ any investment banker, business consultant, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement, except for Willamette or incurred any liability for any investment banking, business consultancy, financial advisory, brokerage or finders' fees or commissions in connection with the transactions contemplated hereby, except for fees payable to Willamette. The ESOP has provided the Company with a true and correct copy of the engagement letter between the ESOP and Willamette.

          5.5 WARN ACT. The ESOP does not intend to implement a "plant closing" or a "mass layoff", as those terms are defined in the WARN Act, in respect of the Company or any of its Subsidiaries within 90 days after the Closing Date. The Surviving Corporation shall be solely responsible for giving any and all notices required by the WARN Act or any similar state law or regulation because of any action taken by the ESOP or the Surviving Corporation with respect to the Company or any of its Subsidiaries occurring on or after the Closing Date. The parties hereby designate the Closing Date as the "effective date" for purposes of the WARN Act.

          5.6 OPINION OF FINANCIAL ADVISORS. Willamette has provided its opinion to the Trustee to the effect that, as of the date hereof, (i) the price to be paid by the Company for the Non-ESOP Company Common Shares in the Merger is not greater than the fair market value of such shares and (ii) the Merger and related transactions are fair to the ESOP from a financial point of view, and a complete and correct signed written copy of such opinion, promptly upon receipt thereof, will be delivered to the Company.

     6.   COVENANTS.

          6.1   ACQUISITION PROPOSALS.

                (a) Upon execution of this Agreement, the Company will, and will instruct its affiliates, agents or representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal (as defined below). Prior to the Effective Time, the Company agrees that neither it nor any of its Subsidiaries, affiliates, agents or representatives will, nor will it or any of its Subsidiaries, affiliates, agents or representatives permit their respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to, initiate, solicit or encourage, directly or indirectly, any Acquisition Proposal. Notwithstanding the foregoing, in the event the Company receives an unsolicited proposal or offer with respect to an Acquisition Proposal, the Special Committee or the Board of Directors of the Company shall be entitled to review and participate in negotiations concerning such proposal and furnish confidential information and data concerning the Company and its Subsidiaries to the offeror; provided that (A) the offeror executes a confidentiality agreement with the Company and (B) upon execution thereof, the Company shall have furnished, or concurrently with the provision of such information to such offeror shall furnish, the ESOP with all such information provided to such offeror. The Company shall notify the ESOP immediately of any such unsolicited Acquisition Proposal, or any inquiry or contact with any person with respect thereto, and shall in such notice indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal and, subject to the fiduciary duties of the Special Committee under applicable law, shall keep the ESOP promptly advised of all material developments related thereto. In addition, in the event that (i) the Company enters into negotiations with respect to an unsolicited Acquisition Proposal or
(ii) the Company's Board of Directors (upon recommendation of the Special Committee) shall withdraw its approval of this Agreement and the transactions contemplated hereby or its recommendation to the shareholders of the Company to approve the same, then the Company shall immediately deliver an additional notice of such events to the ESOP.

                (b) For  purposes  of this Agreement,  an "ACQUISITION PROPOSAL"
shall mean a proposal involving any of the following (other than the transactions among the Company and the ESOP contemplated hereunder or which the ESOP consents to in writing in advance) involving the Company or any of its
Subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction (other than mergers, business combinations or other similar transactions pursuant to which the Company may acquire another entity); (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a significant portion of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

          6.2 CONDUCT OF BUSINESS BY THE COMPANY. Prior to the Effective Time, except as contemplated by any other provision of this Agreement, unless the ESOP has previously consented in writing thereto, the Company:

                (a) will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary and normal course, consistent with past practice;

                (b) will use its reasonable best efforts, and will cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

                (c) will not amend its articles of incorporation or bylaws or comparable governing instruments;

                (d) will, upon the occurrence of any event or change in circumstances as a result of which any representation or warranty of the Company contained in Article 4 would be untrue or incorrect in any material respect if such representation or warranty were made immediately following the occurrence of such event or change in circumstance, promptly (and in any event within two business days of an executive officer of the Company obtaining knowledge thereof) notify the ESOP in writing thereof;

                (e) will promptly deliver to the ESOP true and correct copies of any report, statement, application or schedule (including any exhibits thereto) filed with the SEC subsequent to the date of this Agreement;

                (f) will not (i) issue any shares of its capital stock other than the issuance of Company Common Shares issuable upon exercise of Company Stock Derivatives outstanding on the date of this Agreement (in accordance with the present terms thereof), effect any stock split or otherwise change its capitalization as it existed on the date hereof, (ii) grant, confer or award any option, warrant, conversion right or other equity rights not existing on the date hereof to acquire any shares of its capital stock, (iii) grant, confer or award any bonuses or other forms of incentive compensation to any officer, director or employee, except for cash bonuses or incentives consistent with past practice or under any existing agreement or automatically under any of the Company Stock Option Plans, (iv) increase any compensation under any employment agreement with any of its present or future officers, directors or employees, except for normal increases for officers and employees consistent with past practice or the terms of such employment agreement, (v) grant any severance or termination pay to, or enter into any employment, severance or termination agreement with any officer, director or employee or amend any such agreement in any material respect, except for severance arrangements consistent with past practice with respect to officers and employees terminated by the Company, or (vi) adopt any new employee benefit plan or program (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan or program in any material respect;

                (g) will not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action;

                (h) will not, and will not permit any of its Subsidiaries to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) or to acquire any business or assets, except for (i) any purchase or sale of inventory undertaken in the ordinary course of business or
(ii) any sale, lease or other disposition of assets in the ordinary course of business;

                (i) will not incur any material amount of indebtedness for borrowed money or make any loans, advances or capital contributions to, or investments (other than non-controlling investments in the ordinary course of business) in, any other person other than a wholly owned Subsidiary of the Company, or issue or sell any debt securities, other than borrowings under existing lines of credit in the ordinary course of business;

                (j) will not, except in the ordinary course of business, authorize, commit to or make capital expenditures;

                (k) will not mortgage or otherwise encumber or subject to any lien any properties or assets except for such of the foregoing as are in the ordinary course of business and would not be reasonably likely to have a Company Material Adverse Effect;

                (l) will not enter into or agree to enter into any contract without the prior written consent of the ESOP unless such contract is in the ordinary course of business;

                (m) will maintain insurance consistent with past practices for its businesses and properties;

                (n) will not make any change in its accounting (including tax accounting) methods, principles or practices, except as may be required by generally accepted accounting principles and except, in the case of tax accounting methods, principles or practices, in the ordinary course of business of the Company or any of its Subsidiaries; and

                (o) will not take or agree in writing or otherwise to take any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants hereunder.

          6.3 MEETING OF SHAREHOLDERS. The Company will take all action necessary in accordance with applicable law and its articles of incorporation and bylaws to convene a meeting of its shareholders (the "SHAREHOLDERS' MEETING") as promptly as practicable after the date hereof to consider and vote upon the adoption and approval of this Agreement and the Merger and such other related matters as it deems appropriate. The Company and the Board of Directors (and the Special Committee) will each take all lawful action to solicit such approval, including, without limitation, the timely mailing of the Proxy Statement. The Board of Directors will recommend that all Company Common Shares be voted in favor of the adoption and approval of this Agreement, the Merger and the transaction contemplated hereby. Notwithstanding anything herein, the Board of Directors shall be entitled to recommend an Acquisition Proposal that is in the sole discretion of the Board of Directors and Special Committee, respectively, deemed to be superior to the Merger.

          6.4 FILINGS; OTHER ACTION. Subject to the terms and conditions herein provided, the parties will: (a) use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations, including the Proxy Statement and the information required by Schedule 13E-3 and Schedule 14A; and (b) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of the parties will take all such necessary action.

          6.5 ACCESS TO INFORMATION; CONFIDENTIALITY. From the date hereof to the Effective Time, the Company shall, and shall cause its Subsidiaries to, subject to the execution of reasonable confidentiality agreements which the Company may elect to require: (a) allow all designated officers, attorneys, accountants, financing sources (as described in the Commitment Letters) and other representatives of the ESOP reasonable access at all reasonable times upon reasonable notice to the offices, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of the Company and its Subsidiaries, as the case may be; (b) furnish to the ESOP, the ESOP's counsel, financial advisors, auditors, financing sources (as described in the Commitment Letters) and other authorized representatives such financial and operating data and other information as such persons may reasonably request; (c) instruct the employees, counsel and financial advisors of the Company (including the Special Committee and its counsel and financial advisor) to cooperate with each other in the other's investigation of the business of it and its Subsidiaries; and (d) keep the ESOP fully appraised and informed of all material developments with respect to the assets, business activities, financial condition, earnings and prospects of the Company and its Subsidiaries. The ESOP will be permitted to make extracts from or to make copies of such books and records as may be reasonably necessary. The ESOP shall keep such information confidential, subject to the requirements of any governmental or other authorities, except with respect to information that is ascertainable from public or published information or trade sources.

          6.6 PUBLICITY. Each of the parties agrees that it shall not, nor shall any of their respective affiliates, issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the transactions contemplated hereby without the prior approval of the other party, except such disclosure as may be required by law or by any listing agreement with a national securities exchange or NASDAQ; provided, if such disclosure is required by law or any such listing agreement, such disclosure may not be made without prior consultation of the other parties.

          6.7   REASONABLE EFFORTS; ADDITIONAL ACTIONS.

                (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by, and in connection with, this Agreement, including using all reasonable efforts to: (i) obtain all consents, amendments to or waivers under the terms of any of the Company's contractual arrangements required by the transactions contemplated by this Agreement (other than consents, amendments or waivers the failure of which to obtain will not (x) have a Company Material Adverse Effect, (y) impair the ability of the Company to perform its obligations under this Agreement in any material respect or (z) delay in any material respect or prevent the consummation of any of the transactions contemplated by this Agreement); (ii) effect promptly all necessary or appropriate registrations and filings with Governmental Entities, including, without limitation, filings and submissions pursuant to the Exchange Act and the BCL; (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; (iv) fulfill or cause the fulfillment of the conditions to Closing set forth in Article 7; and (v) ensure that the payment of the Consideration is in compliance with Section 1551 of the BCL. In connection with and without limiting the foregoing, the Company shall (x) use all reasonable efforts to ensure that no state takeover statute or similar statute or regulation (including, without limitation, Chapter 25 of the BCL) is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, the Board of Directors of the Company shall not be prohibited from taking any action permitted by the terms of this Agreement.

                (b) If, at any time after the Effective Time, the Surviving Corporation shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation the right, title or interest in, to or under any of the rights, properties or assets of the Company or Newco acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Company and Newco or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Company and Newco or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

          6.8 EXPENSES. In the event the Merger is not consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Company. In the event the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including those incurred by the ESOP and Newco) will be paid by the Surviving Corporation.

          6.9   INSURANCE; INDEMNITY.

                (a) After the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless, to the fullest extent that the Company would be required under its presently existing articles of incorporation, bylaws and applicable law, each person who is now or was prior to the date hereof an officer or director of the Company or any of its Subsidiaries (individually, an "INDEMNIFIED PARTY" and collectively, the "INDEMNIFIED PARTIES"), against all losses, claims, damages, liabilities, costs or expenses (including attorneys'
fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such occurring at or prior to the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "ACTION"), any Indemnified Party wishing to claim indemnification will promptly notify the Surviving Corporation thereof (provided that failure to so notify the Surviving Corporation will not affect the obligations of the Surviving Corporation to provide indemnification except to the extent that the Surviving Corporation shall have been prejudiced as a result of such failure). With respect to any Action for which indemnification is requested, the Surviving Corporation will be entitled to participate therein at its own expense and, except as otherwise provided below, to the extent that it may wish, the Surviving Corporation may assume the defense thereof, with counsel reasonably satisfactory to the
Indemnified  Party.   After  notice  from  the  Surviving   Corporation  to  the

Indemnified Party of its election to assume the defense of an Action, the Surviving Corporation will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, other than as provided below. The Surviving Corporation will not settle any Actions without the consent of the Indemnified Party where such settlement includes an admission of civil or criminal liability on behalf of an officer or director or requires any payment to be made by the Indemnified Party. The Indemnified Party will have the right to employ counsel in any Action, but the fees and expenses of such counsel incurred after notice from the Surviving Corporation of its assumption of the defense thereof will be at the expense of the Indemnified Party, unless (i) the employment of counsel by the Indemnified Party has been authorized by the Surviving Corporation in writing, (ii) the Indemnified Party will have reasonably concluded upon the advice of counsel that there may be a conflict of interest between the Indemnified Party and the Surviving Corporation in the conduct of the defense of an Action, or (iii) the Surviving Corporation shall not in fact have employed counsel to assume the defense of an Action, in each of which cases the reasonable fees and expenses of counsel selected by the Indemnified Party will be at the expense of the Surviving Corporation. Notwithstanding the foregoing, the Surviving Corporation will not be liable for any settlement effected without its written consent, which will not be unreasonably withheld, conditioned or delayed, and the Surviving Corporation will not be obligated pursuant to this
Section 6.9(a) to pay the fees and disbursements of more than one counsel (including local counsel) for all Indemnified Parties in any single Action, except to the extent two or more of such Indemnified Parties have conflicting interests in the outcome of such action.

                (b) For a period of six years after the Effective Time, the Surviving Corporation will maintain officers' and directors' liability insurance covering the Indemnified Parties who are currently covered, in their capacities as officers and directors, by the Company's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance; provided, however, that the Surviving Corporation will not be required in order to maintain or procure such coverage to pay premiums on an annualized basis in excess of 200% of the current annual premium paid by the Company for its existing coverage (the "CAP") (which current annual premium the Company represents and warrants to be approximately $100,000.00); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation will only be required to obtain as much coverage as can be obtained by paying premiums on an annualized basis equal to the Cap.

                (c) The provisions of this Section 6.9 will survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties covered by such Section.

          6.10 FINANCING. Upon the terms and subject to the conditions of this Agreement, the Company shall use its commercially reasonable efforts to take, or cause to be taken, all action, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, as promptly as practicable, proper or advisable to secure the financing on terms substantially as outlined in the Commitment Letters (the "FINANCING").

          6.11 NEWCO. Prior to Effective Time, the ESOP shall form Newco as a wholly-owned corporation incorporated under the laws of Pennsylvania.

          6.12 AVAILABILITY OF CERTAIN AGREEMENTS. As soon as practicable, but in no event more than thirty (30) days after the date of this Agreement, the Company shall make available to the ESOP any contract or agreement (including any and all amendments thereto) to which the Company or any Subsidiary is a party and which: (a) relates to the purchase, maintenance or acquisition, or sale or furnishing of materials, supplies, machinery, equipment, parts or other property or services and which involves revenues or expenditures to be received by or paid to the Company as of the date of this Agreement in excess of $1,000,000.00, (b) obligates the Company or any Subsidiary not to compete with any business, or to conduct any business with only certain parties, or which otherwise restrains or prevents the Company or any Subsidiary from carrying on any lawful business or which restricts the right of the Company or any Subsidiary to use or disclose any information in its possession, (c) is a lease or sublease of real property, or a lease, sublease or other title retention agreement or conditional sales agreement involving annual payments in excess of $200,000.00 for any machinery, equipment, vehicle or other tangible personal property (whether the Company or any Subsidiary is a lessor or lessee), and (d) is a contract granting any Person a lien on any of the assets of the Company or any Subsidiary, in whole or in part.

     7.   CONDITIONS.

          7.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following conditions:

                (a) This Agreement and the transactions contemplated hereby shall have been approved in the manner required by applicable law by the shareholders of the Company.

                (b) Neither of the parties hereto shall be subject to (i) any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement or the effective operation of the business of the Company and its Subsidiaries after the Effective Time or (ii) any threatened legal proceeding by the United States Department of Labor documented in writing. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable best efforts to have any such injunction lifted.

                (c) All consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Entity required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business, financial condition or results of operations of the Surviving Corporation following the Effective Time.

          7.2 CONDITIONS TO OBLIGATION OF COMPANY TO EFFECT THE MERGER. The obligation of the Company to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

                (a) (i) The representations and warranties of the ESOP contained in this Agreement shall have been true and correct in all material respects (except that representations and warranties qualified by materiality shall be true and correct in all respects) as of the date hereof and (ii) the representations and warranties of the ESOP and Newco contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects (except that representations and warranties qualified by materiality shall be true and correct in all respects) as of the Closing Date, except (A) for changes specifically permitted by this Agreement and (B) that those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects as of such date.

                (b)  The   ESOP  shall  have  performed  or  complied  with  all
agreements and conditions contained in this Agreement required to be performed or complied with by it on or prior to the Effective Time.

                (c) The ESOP shall have delivered to the Company a certificate, dated the Closing Date, signed by the Trustee, certifying as to the fulfillment of the conditions specified in Sections 7.2(a) and 7.2(b).

                (d) The Company shall have received the Financing on terms substantially as outlined in the Commitment Letters and shall have sufficient financing thereunder to consummate the Merger.

                (e) The ESOP shall not have consented to permit any of the ESOP participants to be treated as a dissenting shareholder as set forth in Section 1573(b) of the BCL and Chapter 15, Subchapter D of the BCL (regarding dissenters rights), generally.

                (f) The ESOP shall have obtained all material consents, waivers, approvals, authorizations or orders and made all filings required in connection with the authorization, execution and delivery of this Agreement by the ESOP and the consummation by it of the transactions contemplated hereby, and all applicable notice periods shall have expired.

          7.3 CONDITIONS TO OBLIGATION OF THE ESOP AND NEWCO TO EFFECT THE MERGER. The obligation of the ESOP and Newco to effect the Merger will be subject to the fulfillment at or prior to the Effective Time (or such other date as may be specified below) of the following additional conditions:

                (a) (i) The representations and warranties of the Company contained in this Agreement shall have been true and correct in all material respects (except that the representations and warranties qualified by materiality shall be true and correct in all respects) as of the date hereof and
(ii)  the  representations  and  warranties  of the  Company  contained  in this

Agreement and in any document delivered in connection herewith shall be true and correct in all material respects (except that the representations and warranties qualified by materiality shall be true and correct in all respects) as of the Closing Date, except (A) for changes specifically permitted by this Agreement and (B) that those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects as of such date.

                (b) The Company shall have performed or complied with all agreements and conditions contained in this Agreement required to be performed or complied with by it on or prior to the Effective Time, unless such failure to perform or comply is due to any act by, or omission of the ESOP.

                (c) The aggregate number of Company Common Shares owned by those Company shareholders, if any (other than the ESOP), who shall have exercised, or given notice of their intent to exercise, the rights of dissenting shareholders under the BCL shall be less than three percent (3%) of the total number of outstanding Company Common Shares.

                (d) The Company shall have delivered to the ESOP a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, certifying as to the fulfillment of the conditions specified in Sections 7.3(a), (b) and (c).

                (e) From the date of this Agreement through the Effective Time, there shall not have been any condition, event or occurrence that has resulted in a Company Material Adverse Effect.

                (f) The Company shall have obtained all material consents, waivers, approvals, authorizations or orders and made all filings required in connection with the authorization, execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby, and all applicable notice periods shall have expired.

                (g) The Company or the Board of Directors of the Company shall have taken any action needed to be taken to provide that Company Stock Derivatives will be treated as provided in Section 3.1(f) hereof.

                (h) The ESOP shall have received a valuation of the assets of the Company from a reputable third party, or such other assurances as the parties deem reasonable, that the payment of the Consideration is in compliance with Section 1551 of the BCL.

                (i) The Trustee shall have received financial opinions from its financial advisor as of the Effective Date to the effect that (i) the price to be paid by the Company for the Non-ESOP Company Common Shares in the merger is not greater than the fair market value of such shares and (ii) the Merger and related transactions are fair to the ESOP from a financial point of view.

                (j) The Company shall have received the Financing on terms substantially as outlined in the Commitment Letters and shall have sufficient financing thereunder to consummate the Merger.

                (k) The votes cast in favor of the Merger at the direction of the ESOP participants with respect to the Company Common Shares held by the ESOP, together with any votes cast in favor of the Merger by the Trustee in the exercise of its discretionary fiduciary duty constitute a majority of the Company Common Shares held by the ESOP, and the Trustee determines that such directions are proper and consistent with ERISA.

     8.   TERMINATION.

          8.1 TERMINATION. Notwithstanding the provisions of Article 7, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or the ESOP:

                (a) by mutual written consent duly authorized by the Trustee, and the Special Committee or the Board of Directors of the Company;

                (b) by either the ESOP or the Company if (i) any Governmental Entity shall have issued any injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or such injunction or other action shall have become final and nonappealable, or
(ii) any required approval of the shareholders of the Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of shareholders or at any adjournment thereof;

                (c) by either the ESOP or the Company, so long as such party has not breached its obligations hereunder, if the Merger shall not have been consummated on or before April 30, 2002; provided, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

                (d) by the Company if there has been a material breach of this Agreement on the part of the ESOP of its covenants or any of its representations or warranties contained herein shall be materially inaccurate and such breach or inaccuracy has not been cured within 10 business days after written notice thereof from the Company;

                (e) by the ESOP if there has been a material breach of this Agreement on the part of the Company of its covenants or any of its representations or warranties contained herein shall be materially inaccurate and such breach or inaccuracy has not been cured within 10 business days after written notice thereof from the ESOP;

                (f) by the Company if the Company receives an Acquisition Proposal in writing from any person or group and the Company has concluded that the Acquisition Proposal is superior to the Merger;

                (g) by the ESOP if the ESOP receives a proposal with respect to the ESOP Company Common Shares which the Trustee in the exercise of its fiduciary duties under ERISA determines requires it to terminate this Agreement;

                (h) by the ESOP if the Company (without the consent of the ESOP) (i) shall have withdrawn or modified, in any manner which is adverse to the ESOP, its recommendation or approval of the Merger or this Agreement or shall have resolved to do so or (ii) shall have recommended to the shareholders of the Company any Acquisition Proposal or any transaction described in the definition of Acquisition Proposal, or shall have resolved to do so.

          8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either the Company or the ESOP as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the ESOP or the Company or their respective affiliates, officers, directors or shareholders except with respect to this
Section 8.2 and except for the provisions of Sections 6.8, 9.3, 9.4, 9.6, 9.8, 9.9, 9.11, 9.12 and 9.14.

          8.3 EXTENSION; WAIVER. At any time prior to the Effective Time, and subject to applicable law, the parties hereto, by action taken or authorized by the Board of Directors of the Company and the Trustee, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

     9.   GENERAL PROVISIONS.

          9.1 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement will not survive the Merger, provided, however, that the agreements contained in Article 3, Sections 6.8 and
6.9 and this Article 9 will survive the Merger indefinitely.

          9.2 NOTICES. Any notice, request, claim, demand or other communication required to be given hereunder will be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

                If to the Company:

                      STV Group, Incorporated
                      205 West Welsh  Drive
                      Douglassville,  PA 19518


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

                      Attention:  Domenick M. Servedio, CEO & President
                      Facsimile:  610-385-8500

                with copies to:

                      Blank Rome Comisky & McCauley LLP
                      One Logan Square
                      Philadelphia, Pennsylvania  19103-6998
                      Attention:  Richard J. McMahon, Esquire
                      Facsimile: 215-569-5628

                If to the ESOP:

                      LaSalle Bank
                      135 LaSalle Street
                      Suite 1946
                      Chicago, IL  60603
                      Attention:  Vaughn Gordy, S.V.P.
                      Facsimile:  312-904-0989

                with copies to:

                      Kirkpatrick & Lockhart LLP
                      535 Smithfield Street
                      Pittsburgh, PA  15222
                      Attention:  Charles R. Smith, Esquire
                      Facsimile:  412-355-6501

or to such other address as any party will specify by written notice so given, and such notice will be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

          9.3 ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except the ESOP may assign and/or delegate any or all of its rights and obligations hereunder to Newco or any other party controlled by the ESOP. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 6.9, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

          9.4 ENTIRE AGREEMENT. This Agreement, the Exhibits, the Schedules and any documents delivered by the parties in connection herewith constitute the entire agreement


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

between the parties with respect to the subject matter hereof and supersede all prior or contemporaneous agreements, written or oral, and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement will be binding upon any party hereto unless made in writing and signed by all parties hereto.

          9.5 AMENDMENT. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. The parties hereto may agree to any amendment or supplement to this Agreement or a waiver of any provision of this Agreement, either before or after the approval of the Company's shareholders (and without seeking further shareholder approval), so long as such amendment, supplement or waiver does not have a material adverse effect on the Company's shareholders which determination will be made by the Special Committee of the Board of Directors of the Company and will be binding on the Company's shareholders.

          9.6 GOVERNING LAW. This Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to choice or conflicts of law principles thereof.

          9.7 COUNTERPARTS. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered will be an original, but all such counterparts will together constitute one and the same instrument.

          9.8   HEADINGS.   Headings  of  the  Articles  and  Sections  of  this
Agreement are for the convenience of the parties only, and will be given no substantive or interpretive effect whatsoever.

          9.9 INTERPRETATION. In this Agreement, unless the context otherwise requires, words describing the singular number will include the plural and vice versa, and words denoting any gender will include all genders and words denoting natural persons will include corporations, partnerships and other forms of business entities and vice versa.

          9.10 WAIVERS. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder will not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

          9.11 INCORPORATION OF SCHEDULES. The Schedules attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

          9.12 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.

          9.13 DELIVERY BY FACSIMILE. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall reexecute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

          9.14 INTERPRETATION OF AGREEMENT. The parties hereto acknowledge and agree that this Agreement has been negotiated at arm's-length and among parties equally sophisticated and knowledgeable in the matters dealt with in this Agreement. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties as set forth in this Agreement.

                                      * * *






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


     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                              STV GROUP, INCORPORATED



Attest: /s/ Peter W. Knipe                     By: /s/ Dominick M. Servedio
       ------------------------------             -----------------------------
        Name:  Peter W. Knipe                      Name:  Dominick M. Servedio
        Title: Secretary                           Title: President and CEO


                                               ESOP OF STV GROUP, INCORPORATED

                                               LaSalle Bank, solely in its
                                               capacity as Trustee of the ESOP


Attest:                                       By: /s/ E. Vaughn Gordy
       ------------------------------            ------------------------------
        Name:                                     Name:  E. Vaughn Gordy
        Title:                                    Title: Senior Vice President







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